AMENDMENT TO BY-LAWS OF
THE STRATTON FUNDS, INC.

      Pursuant to Section 2-109(b) of the Maryland General
Corporation Law and Article IX of the By-Laws of The
Stratton Funds, Inc. (the "Corporation"), effective
September 27, 2011, the By-Laws of the Corporation shall be amended as follows:

Article VII, Section 1, Section 2 and Section 4 shall be deleted in their entirety.

Article VII, Section 3 shall be titled "Section 1" and shall be amended and restated in its entirety as follows:

      Section 1. Recording and Transfer without Certificates. The Corporation shall have the full power to participate in any program providing for the recording and transfer of ownership of shares of the Corporation's stock by electronic or other means without the issuance of certificates.

      Article VII, Section 5 and Section 6 shall be titled
"Section 2" and "Section 3," respectively.

      Article VII, Section 7 shall be titled "Section 4" and shall be amended and restated in its entirety as follows:

      Section 4. Transfer Agents and Registrars. The Board of Directors may, from time to time, appoint or remove transfer agents and or registrars of the Corporation, and they may appoint the same person as both transfer agent and registrar.

      Article VII, Section 8 shall be titled "Section 5."

      The foregoing amendments to the By-Laws of the Corporation were duly approved by resolution of the Board of Directors at a meeting held on September 27, 2011.